FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For March 31, 2009
Commission File Number 0-50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
70 York Street, Suite 1102, Toronto, Ontario, M5J 1S9, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☒

This Form 6-K consists of:
“NWT Uranium Corp. (TSXV: NWT; OTCBB: NWUR) (the “Corporation”) the single largest shareholder of Niger Uranium Limited (AIM: URU) (“Niger”) by its ownership of 34.06% of Niger, which in turn owns 15.06% of KALAHARI MINERALS PLC(KAH.L), (“Kalahari”) noted today that it had previously entered into discussions with Rio Tinto PLC (“Rio”) under a Confidentiality Agreement (CA) that was executed on February 9th, 2009 regarding its interest in Niger and Kalahari.
While not able to disclose the details of these negotiations with Rio management, NWT terminated these discussions after concern with certain questionable acts by Rio management which were not in keeping with the spirit of the discussions.
NWT further noted today’s Press Release by Kalahari and believes that it is in the best interest of shareholders of Kalahari and Extract Resources Limited (EXT.AX) (EXT.TO) (“Extract”)that both companies be auctioned to the highest bidder when the true potential of the Rossing South world class uranium deposit located adjacent to the Rossing Mine in Namibia is sufficiently defined.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
Date: April 1, 2009	By:	/s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer